Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
The Board of Directors and Unitholders
Linn Energy, LLC:
We consent to the incorporation by reference in the registration statements on Form S-1 (No. 333-182305) and Form S-4 (No. 333-187484) of LinnCo, LLC of our reports dated February 27, 2014, with respect to the consolidated balance sheets of Linn Energy, LLC as of December 31, 2013 and 2012, and the related consolidated statements of operations, unitholders’ capital, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports are incorporated by reference in the December 31, 2013 annual report on Form 10‑K of LinnCo, LLC, dated March 3, 2014.

/s/ KPMG LLP
Houston, Texas
March 3, 2014